EXHIBIT 4.1

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THE SYMBOL "****" DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

development Services

agreEment

This Development Services Agreement (the "Agreement"), is made and entered into, as of ________________, 2014, by and between Kitov Pharmaceuticals Holdings Ltd., an Israeli company with offices at Lev Hagiva, 11 Bet Hadfus Street, Jerusalem 95483, Israel (hereinafter “Kitov”); and Dexcel Ltd., a company incorporated under the laws of Israel, with offices at 1 Dexcel Street Or Akiva, 3060000, Israel ("Dexcel").

(Each of Kitov and Dexcel shall be referred to herein as a "Party" and together as the "Parties")

WHEREAS; Dexcel is a specialty pharmaceutical company; and

WHEREAS; Kitov is interested in retaining Dexcel's services for the development of the Product, as elaborated in this Agreement, and Dexcel is interested in providing such services to Kitov; and

WHEREAS; As a consideration for the provisions of the Services (as defined herein below) by Dexcel to Kitov, Kitov shall pay Dexcel the Consideration, and subject to the terms and conditions set forth in this Agreement, grant Dexcel certain rights as elaborated in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties agree to the following terms and conditions, which set forth the rights, duties, and obligations of the Parties.

1.	Definitions.

1.1.	“API”- means active pharmaceutical ingredient of Celecoxib and Amoloidpine Besylate.

1.2.	“API Cost”- shall have the meaning defined in Section 5.1.

1.3.	“Commercial Agreement” – shall have the meaning defined in Section 4.2.

1.4.	“Confidential Information” means, any information disclosed by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) in connection with this Agreement, whether orally or in writing or in any other form including, without limitation, computer programs, code, algorithms, names and expertise of employees and consultants, know-how, trade secrets, formulae, processes, ideas, inventions (whether patentable or not), schematics and other technical, improvements, business, financial and product development plans, forecasts, strategies and information or data relating to the Disclosing Party's business, products and technology.

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1.5.	"Deliverables" – mean the production file as developed by Dexcel as part of the Services which will allow Kitov to manufacture the Product independently or through a third party, all as detailed and in accordance with Annex A.

1.6.	“Dexcel IP” - shall have the meaning defined in Section8.

1.7.	“Dexcel's Development Updates” - shall have the meaning defined in Section 2.5.

1.8.	“Effective Date”- shall mean the date of the last Party to sign this Agreement.

1.9.	“Exchange Rate"- shall mean the ratio at which one (1) U.S. Dollar can be exchanged for one (1) New Israeli Shekel on the payment date, as determined by the reference rate of the Bank of Israel.

1.10.	“FDA” – the US Food and Drug Administration.

1.11.	“Fee” – shall have the meaning defined in 3.1.

1.12.	“Force Majeure” shall mean an event beyond a Party’s reasonable control which prevents such Party from performing its obligations hereunder, such events may include, but not be limited to, Acts of God (including fire, flood, earthquake, storm, hurricane or other natural disaster), war, invasion, act of foreign enemies, hostilities (regardless of whether war is declared), civil war, rebellion, revolution, insurrection, military or usurped power or confiscation, terrorist activities, any extraordinary military operation which requires a large military reserve mobilization, nationalization, governmental activities relating to emergency situations, change in applicable laws, shortages in availability of raw materials, blockage, embargo, strikes or lockouts.

1.13.	"Full Bio” shall mean a study that is designed to show that the Product is bioequivalent to the Reference Listed Drugs ("RLD").

1.14.	"Information” - all data inventions, processes, protocols, and formulae (electronic files, notebooks, reports, etc.) resulting from the Services provided hereunder.

1.15.	“Intellectual Property Rights” means all intellectual property rights, including patents, copyrights, trademarks, applications, service marks, trade names, applications for any of the foregoing, trade secrets, mask works, formulae, industrial design rights, rights of priority, know how, concepts, processes, data rights, design flows, methodologies, and any and all other legal rights protecting proprietary intangible property, whether registerable or not, and whether reduced to practice or not.

1.16.	"Issuance of Shares" shall have the meaning defined in Section (ii).

1.17.	“Good Manufacturing Practices” or “cGMP” means the principles and guidelines of good manufacturing practice for medicinal products for human use as defined in 21 CFR 210, 21 CFR 211, and European Directive 2003/94/EC.

1.18.	“Kitov Data” – means, Kitov Foreground IP, including Patent families embodied in Patents applications no. 13/026,741, 12/990,724, WO2009/154944 and WO2011/100659, and Kitov's Confidential Information.

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1.19.	“Kitov Foreground IP”- shall have the meaning defined in Section 8.

1.20.	"Lien"- shall have the meaning defined in Section (ii).

1.21.	“Materials”- shall have the meaning defined in Section 7.

1.22.	“Milestone Event"- achieving a stage as detailed in Annex C.

1.23.	“NDA” – a New Drug Application to the FDA.

1.24.	“Negotiation Period”– shall have the meaning defined in Section 4.

1.25.	"Payment Conversion Notice" – shall have the meaning defined in Section 3.3.

1.26.	“Pilot Bio” – shall mean studies to check the bioequivalence of the Prototype, as detailed in Section 5-8 of Annex A.

1.27.	“Publication” – A press release, filing of legally required notices and reports or public statement concerning this Agreement and/or any activity in relation thereto.

1.28.	"Product" means the selected Prototype.

1.29.	“Prototype” means a combination solid oral dosage form of Celecoxib and Amlodipine Besylate as developed under this Agreement in a form of a [****].

1.30.	"RFP" – means Request For Proposal for the development and production of a combination solid oral dosage form of celecoxib and amlodipine besylate issued by Kitov dated October 29th, 2013.

1.31.	“Services”- shall have the meaning defined in Section 2.1.

1.32.	"Shares Payment Non-Performance"- shall have the meaning defined in Section 3.3.

1.33.	“Shares” - shall have the meaning defined in Section (ii).

1.34.	“SOW” – shall have the meaning defined in Section 2.1.1.

1.35.	“Term”- shall have the meaning defined in Section 14.1.

1.36.	“Timetable”- shall have the meaning defined in Section 2.1.2.

1.37.	"Value"- shall have the meaning defined in section 3.1(ii).

2.	The Services.

2.1.	Dexcel shall provide formulation development services for a combination [****] drug product which shall include: performing compatibility testing of APIs with excipients, screening to find at least two Prototypes, identifying analytical methods for Product analysis, performing Product preliminary stability testing, performing analytical methods validations, manufacturing pivotal batches and performing stability studies on pivotal batches. The activities under each phase of the Services shall be provided according to:

2.1.1.	the details as set forth in Statement of Work attached as Annex A to this Agreement (the "SOW") and serves as integral part thereof.

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2.1.2.	the timetable attached as Annex C to this Agreement (the "Timetable") and serves as integral part thereof.

(Collectively the "Services").

Following the Completion of the Services under the SOW, simultaneously with the completion of Milestone 6 (as set forth in Annex C) and the full payment of the Consideration to Dexcel, Dexcel shall provide Company with the Deliverables.

2.2.	Dexcel shall provide Kitov with proposals for the performance of Pilot Bio and Full Bio services to be performed by sub-contractors selected by Dexcel (the “Pilot Bio Proposals” and the “Full Bio Proposals”). Kitov shall have the right at its sole discretion to accept or reject the Pilot Bio Proposals and the Full Bio Proposals and to select other contractors to perform the Pilot Bio and Full Bio services or to decide not to perform such services at all. Prior to making such determinations, Kitov shall consult with Dexcel, however any decision shall be made at Kitov's sole discretion, and without any liability to Dexcel. For the avoidance of doubt, any delay in Kitov's decisions whether to perform the Pilot Bio or the Full Bio with Dexcel or with other third party shall respectively delay Dexcel's timeline commitments related thereto. Dexcel recommends performing a Pilot Bio before commencement of the performance of the Full Bio.

2.3.	All data generated from the provision of the Services, including the scientific report, which are specifically required and contemplated under the Service protocol, shall be provided to Kitov upon full payment of the Consideration in accordance with Section 3.

2.4.	Other than as expressly provided to the contrary in this Agreement, nothing contained in this Agreement shall be construed as a warranty on the part of Dexcel that any results or inventions will be achieved by the Services or that the results of the Services, if any, are or will be of commercial or scientific value to Kitov.

2.5.	At the end of each development milestone (as detailed in the SOW), Dexcel shall provide Kitov a written notice to inform Kitov that Dexcel concluded the development under such milestone ("Dexcel's Development Update"). Within 7 business days following receipt by Kitov of such Dexcel's Development Update, Kitov shall provide a written statement to Dexcel, which either confirms Dexcel's Development Update (" Notice of Completion of Milestone"), or rejects Dexcel's Development Update ("Notice of Rejection"), in which case the Notice of Rejection shall elaborate in sufficient detail the grounds for the rejection. Following such Notice of Rejection, subject to the provisions of section 3.4 herein, and provided that the Notice of Rejection is reasonable and in accordance with customary standard or practice in the industry, Dexcel shall perform all such actions required to cure such rejections, and resubmit Dexcel's Development Update. The foregoing process shall be repeated until Kitov provides a Notice of Completion of Milestone. For the avoidance of doubt, in the event that Kitov has failed to provide Dexcel with any written notice within 7 business days from the date Kitov had received Dexcel's Development Update, Dexcel Development Update (including the demand for payment of the relevant milestone payment) shall be deemed confirmed by Kitov.

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2.6.	To the extent carried out by Dexcel or a CRO on Dexcel's behalf, a successful Full Bio shall be determined in accordance with the following criteria: Pivotal BE Study shall be deemed to be successful if in both analytes (Celecoxib and Amlodipine) for the following parameters AUC0-t, AUCinf and Cmax, the 90% confidence intervals of the geometric mean Test/Reference ratios will fall within the limits of 80.00-125.00%.

3.	Consideration

3.1.	The total aggregate consideration due to Dexcel subject to and in accordance with the provisions hereof in consideration of the Services is detailed as follows:

(i)	US$ 2,000,000, payable in cash, upon occurrence of the Milestone Events as set out in this Section 3 below; (the "Cash Payment") and

(ii)	US$ 1,500,000 payable in Shares to be issued to Dexcel by Kitov, upon occurrence of the Milestone Events as set out in this Section 3 below (the "Issuance of Shares"), subject to the terms and conditions of this Section 3.

(The Cash Payment and the Issuance of Shares collectively the "Fee").

In this Agreement:

"Shares" shall mean Ordinary Shares of Kitov, with no nominal value, validly issued and registered for trade in the Tel Aviv Stock Exchange ("TASE"), fully paid, free and clear of (i) any Liens; and (ii) any restrictions with respect to the use, transfer, assignment, resale or any similar action, excluding only restrictions that are relevant and imposed on Dexcel by Israeli mandatory securities law and regulation in the event the Shares are issued by a private placement.

"Lien" shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance or any third party/ies right of any sort.

"Value" shall mean, with respect to the Shares to be Issued to Dexcel on the Effective Date, NIS 0.85 per share, and with respect to any other Issuance of Shares, the average price per share of the Shares, based on their recorded price at the end of the trade on TASE, during a period of trading 45 days prior to the date of acceptance (or deemed acceptance) by Kitov of Notice of Dexcel's Development Update as set forth in section 2.5 above and on the NIS US$ exchange rate on such date.

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The Fee shall be paid to Dexcel in accordance with the following Table A:

	Due Date	Cash Amount Due	Shares to be Issued to Dexcel on Due Date	Payments to Kitov according to Section 4.1 (Right of First Negotiation)
1.	Effective Date	US$ 500,000	Shares in such quantity that the Value of which on the date of issuance to Dexcel is equal to US$ 500,000.
2.	Acceptance (or deemed acceptance) by Kitov of Notice of Dexcel's Development Update with respect to Milestone 2 of Annex C	US$ 500,000	Shares in such quantity that the Value of which on the date of issuance to Dexcel is equal to US$ 500,000.	US$ 250,000
3.	Acceptance (or deemed acceptance) by Kitov of Notice of Dexcel's Development Update with respect to Milestone 5 of Annex C	US$ 500,000	Shares in such quantity that the Value of which on the date of issuance to Dexcel is equal to US$ 500,000.	US$ 250,000
4.	Acceptance (or deemed acceptance) by Kitov of Notice of Dexcel's Development Update with respect to Milestone 6 of Annex C- however, the payment due herein shall be at the Completion of the stability study for pivotal batches of 1 month (in accelerated conditions).	US$ 500,000

Table A

3.2.	Kitov shall be solely and exclusively responsible to timely:

(a)	obtain and maintain any and all corporate, regulatory, third party or other approvals, and to

(b)	undertake and perform any and all corporate and other actions, required under applicable law, regulation or Kitov articles of association, by-laws, any other binding obligation of Kitov or otherwise, to the extent required in order to timely issue the Shares to Dexcel in accordance with the terms of this Section 3.

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In the event Kitov is not able to obtain or cause to be obtained any of the above, Kitov shall pay Dexcel a cash payment instead of the applicable Issuance of Shares, in the amount of the applicable US$ value.

In addition, the Parties hereby agree and understand, that inasmuch as an approval of Kitov's shareholders is required for any Issuance of Shares hereunder, pursuant to Sections 270(5) and/or 274 of the Israeli Companies Law – 1999 (or any other Sections replacing such Sections or intended to come in their stead), the approval of Kitov's shareholders shall be a condition precedent to such Issuance of Shares, and in the event such approval shall not be obtained, Kitov shall pay Dexcel a cash payment instead of the applicable Issuance of Shares, in the amount of the applicable US$ value.

3.3.	Payment Terms.

3.3.1.	Each Party shall issue an invoice to the other Party with respect of each payment due to such Party hereunder (including, for the avoidance of doubt, with respect to Issuance of Shares).

3.3.2.	The Cash Payment. The Cash Payment shall be made on a current + 30 days (30 days as of the end of the calendar month following the month in which the invoice was issued) based on the issuance of valid tax invoice by Dexcel with respect to each cash amount due.

3.3.3.	The Issuance Shares. (i) The issuance of the Shares shall be subject to the approval of the Tel Aviv Stock Exchange for the issuance of the Shares. (ii) The issuance of the Shares is pending the execution, delivery, and performance of any additional document by Dexcel as required by any applicable law and/or corporate governance policy, bylaws or articles of association (ii) the issuance of the Shares shall be considered timely, if issued up to 30 days as of the Due Date of issuance.

3.3.4.	In the event that any of the Shares are not timely issued to Dexcel, and in accordance with the other terms of this Section 3, and/or not in a manner that immediately after the issuance Dexcel has full and good title to the respective Shares free and clear of any Lien ("Shares Payment Non-Performance") and only in case such Shares Payment Non Performance is not fully cured within 30 days as of the Due Date , Dexcel may notify Kitov in writing, that the respective portion of the Fee payable in Shares is due, and if not issued within 30 days as of the receipt of such notice by Kitov, then the respective portion of the Fee shall no longer be payable in Shares but due and payable in cash ("Payment Conversion Notice").Upon the lapse of 30 days as of the receipt by Kitov of the Payment Conversion Notice, to the extent the Shares Payment Non Performance was not cured as set forth herein, the respective portion of the Issuance of Shares shall become immediately due and payable in cash. Upon Kitov's full payment of the sums in lieu of the Shares as detailed in the Payment Conversion Notice, Kitov shall be released from its obligation to issue the respective portion of the Shares that has not been issued to Dexcel, for which the Payment Conversion notice was issued. For illustration and clarification purposes, in case a certain Due Date is May 1st, 2015, and pursuant to this Section 3, within 30 days of such date Kitov is obligated to issue Dexcel Shares at a Value of US$ 500,000, and Kitov has only issued Dexcel shares in a quantity that the Value of which on the date of their issuance is equal to US$ 300,000, as of June 1st, 2015 Dexcel may send Kitov a Payment Conversion Notice with respect to the remaining US$ 200,000 worth of Shares, and upon the lapse of 30 days as of receipt of which by Kitov, Kitov shall be obligated to immediately pay Dexcel a cash amount of US$ 200,000, instead of the issuance of such Shares, unless the applicable portion of the Shares has been issued before the lapse of such 30 days period; such number of Shares shall be determined at the Value on the date of actual issuance thereof.

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3.4.	In the event that Dexcel shall need to repeat any development stage not due to Dexcel’s misconduct or omission, Kitov shall pay the costs associated with such repetition upon Dexcel written demand. In such case the Timetable shall be adjusted and deadlines shall be prolonged in accordance with the duration of the repeated stage of development.

3.4.1.	Without derogating from the any provisions of this Agreement, and provided that Kitov has not received from Dexcel additional services other than the Services, the Fee and the payment obligation as stipulated in Section 55 herein, shall constitute the sole and complete compensation due to Dexcel in consideration of the Services.

3.4.2.	With respect to payments under Section 4.1 hereunder, Dexcel shall make the necessary payments to Kitov within thirty (30) days of the end of the month in which it received the relevant invoice ("Shotef" + 30).

3.4.3.	All cash payments made by and between the Parties under this Agreement shall be in New Israeli Shekels based on the Exchange Rate as of the date of the payment.

3.4.4.	Any consideration set forth is exclusive of VAT or any other applicable sales tax, which shall be added to the extent required by law to any consideration set forth herein, Unless Dexcel provides Kitov with an official approval of the ITA with respect to exemption from tax withholding at source, or provide a certain rate of tax withholding at source, with respect to the payments made hereunder, Kitov shall withhold at source from any payment due hereunder the maximum rate of tax applicable, from any amount payable to Dexcel.

4.	Right of First Negotiation and Product Manufacture

4.1.	In consideration of a First Negotiation Right (as defined below) regarding the global rights relating to marketing of the Product, and in consideration of the right to enter into good faith negotiations with Kitov with respect to the manufacture of the Product upon completion of Milestone 4 (as set forth in Annex C), Dexcel shall pay to Kitov an amount of USD 500,000 in instalments in accordance with the milestone payments set forth in Table A hereinabove. The actual Payment of the foregoing sums shall be made by way of offset by Kitov against sums payable by Kitov to Dexcel on such occasions.

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4.2.	In the event Kitov intends to begin negotiations with any third-party with the objective of entering into a commercial marketing or licensing agreement with respect of the Product ("Commercial Agreement") Kitov shall notify Dexcel of its intent to do so. Dexcel shall then have the right, within 21 days of such notification by Kitov, to notify Kitov whether Dexcel desires to negotiate with Kitov with regard to reaching mutually agreeable and commercially reasonable terms and conditions for such transaction (the "First Negotiation Right"). If Dexcel notifies Kitov in writing within such 21day period, that it so desires, then Kitov shall negotiate solely and exclusively with Dexcel in good faith and attempt to reach mutual agreement upon such terms and conditions for such Commercial Agreement within sixty (60) calendar days thereafter (the “Negotiation Period”).

4.3.	If Dexcel does not notify Kitov within the said 21 day period of its interest in entering into such a Commercial Agreement, (for the avoidance of doubt, if Dexcel does not provide any notification regarding the subject matter, this shall be regarded as a notice of non interest) or if upon expiration of the Negotiation Period the Parties are unable to agree in good faith upon the terms and conditions thereof, then Kitov shall be free to enter into a Commercial Agreement with any party on any terms that Kitov determines in its sole discretion, and Kitov shall have no obligation to offer any such terms to Dexcel.

5.	Payment of API and Development Cost

5.1.	Dexcel undertakes, to procure and obtain all API, ancillary chemical or other supplies and products and any other substances or materials required with sufficient quantities for Dexcel's use in conducting the Services under this Agreement (the “API Supplies”), provided however, that the cost of the APIs as well as other materials or means required for Dexcel to perform the Services (the “API Cost”) shall be borne by Kitov. The payment of such API cost shall be made on a current + 30 days (30 days as of the end of the calendar month following the month in which the invoice was issued) based on the issuance of valid tax invoice by Dexcel, to be issued by Dexcel upon ordering such API from API suppliers. At Kitov’s sole discretion, it may, after consulting with Dexcel, elect to procure the API Supplies at its own cost and arrange for their shipment to Dexcel. Should Dexcel procure the API Supplies, the API Cost shall be paid by Kitov to Dexcel, upon Dexcel written demand, in addition to the Consideration. As of the Effective Date, Dexcel's estimation of the cost of the API is USD$ 200,000 (two hundred thousand) per pivotal batch. For the avoidance of any doubt, in the event that Kitov elects to procure the API Supplies at Kitov's own cost and arrangement, Kitov shall be solely liable to the quality and timeline relating to the supply of the API.

5.2.	To the extent carried out by Dexcel or a CRO on behalf of Dexcel, pursuant to Section 2.2. herein, prior to the commencement of the Pilot Bio and the Full Bio, Kitov shall pay the cost associated with the Pilot Bio and the Full Bio, based on a formal quote that will be presented to Kitov +12.5% and agreed upon in writing by Kitov. For the avoidance of doubt, the figures as detailed in Annex B, are only estimated costs. For the avoidance of doubt, Kitov shall only be bound by any such costs to the extent they are presented in a formal quote and approved by signature of an authorized representative of Kitov.

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6.	Confidentiality

6.1.	All Confidential Information shall be protected by the Receiving Party from disclosure with the same degree of care with which the Receiving Party protects its own confidential information from disclosure, but in no event with less than a reasonable degree of care preventing unauthorized disclosure. The Receiving Party agrees (a) not to disclose Confidential Information to any Person except to those of its employees, consultants, advisors, directors, or representatives who need to know Confidential Information in connection with the conduct of its business, and (b) that neither the Receiving Party nor any of its employees, consultants, advisors, directors, or representatives will use the Confidential Information for any purpose other than in connection with the conduct of its business pursuant to this Agreement and the Receiving Party shall cause such employees, consultants, advisors, directors, and representatives to engage in non-disclosure agreements not less restrictive than the provisions of this Section 6; provided, however, that such restrictions shall not apply if such Confidential Information (i) is or hereafter becomes public other than by a breach of this Agreement, (ii) was already in the Receiving Party's possession prior to any disclosure of the Confidential Information to the Receiving Party made by the Disclosing Party (iii) has been or is hereafter obtained by the Receiving Party from a third party which was not bound by any confidentiality obligation with respect to the Confidential Information, (iv) is required to be disclosed pursuant to judicial order, but only to the extent of such order and after reasonable notice to the Disclosing Party, provided that such reasonable notice is possible, so as to allow the Disclosing Party to intervene in any proceeding leading to such order, or (v) is required to be disclosed by any government authority which regulates the business of the Receiving Party, but only to the extent of such required disclosure and after reasonable notice to the Disclosing Party provided that such reasonable notice is possible so as to allow the Disclosing Party to intervene to seek confidential treatment.

6.2.	This Section 0 shall survive the termination or expiration of this Agreement for a period of seven (7) years after the last transfer of Confidential Information hereunder.

7.	Materials

Any and all materials, samples, or products (the "Materials") provided by Kitov to Dexcel, to the extent provided, shall remain the sole and exclusive property of Kitov. Dexcel shall not use the Materials for any purpose other than as expressly contemplated by this Agreement. Dexcel will store and handle the Materials according to Kitov instructions and either return to Kitov or destroy the Materials as shall be instructed by Kitov, in the latter case, Dexcel shall provide certificate of destruction signed by an authorized representative of Dexcel to that extent.

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8.	Intellectual Property Rights

8.1.	Any Intellectual Property Rights or Confidential Information belonging to either Kitov or Dexcel prior to the execution of this Agreement will remain the sole property of either Kitov or Dexcel, respectively ("Kitov Foreground IP" and "Dexcel Foreground IP", respectively).

8.2.	Kitov hereby grants to Dexcel a fully paid, limited, non exclusive, license to use Kitov Data inasmuch as required for the provision of the Services by Dexcel.

8.3.	Subject to the provisions of sections 8.1 and 8.2 above and without derogating therefrom, any and all rights, title and interest in any Intellectual Property Rights resulting from any development made by Dexcel which is related to the Product and embodied in the Deliverables or conceived in connection with the services provided hereunder by Dexcel to Kitov, which is only applicable for the manufacture, research, development, making of, use, sale, production, commercialisation and distribution of the Product, shall be jointly and equally (50%/50%) owned by Dexcel and Kitov (the "Joint IP").

8.4.	All rights, title and interest in all Intellectual Property Rights discovered or developed by Dexcel during the course of the provision of the Services or as a result thereof, which is not Joint IP (i.e., which applicability is general and not only applicable to the Product), Kitov Foreground IP or the Deliverables, shall be solely owned by Dexcel (the “Dexcel IP”).

8.5.	Dexcel hereby grants Kitov a non-exclusive, perpetual, non revocable and world-wide license to any and all Dexcel IP and any and all Joint IP that is required to the making of, sale, production, commercialization, manufacture, distribution, marketing research and development, of the Product (the "License to Dexcel IP"). For the avoidance of doubt, the scope of the License to Dexcel IP shall not include any use of Dexcel IP to manufacture, distribution, marketing or further development of any other product other than the Product, and/or the combination of the Product with additional APIs.

8.6.	Kitov hereby grants Dexcel a fully paid, non-exclusive, perpetual, non revocable and world-wide license to any and all Joint IP but only to the extent required to allow Dexcel to research, develop, make, have made, register, import, manufacture, use, sell, offer for sale, produce, commercialise and distribute any product other than the Product.

9.	Data Archives

Dexcel will maintain records of the Information. This Information will be archived in the Dexcel files for 24 months following the completion of the Services, at which time copy of the data will be transferred to Kitov at Kitov’s expense or disposed of according to Kitov written instructions. All documents reviewed by Dexcel's quality assurance which are required for regulatory filings will be maintained by Dexcel without limitation, for not less than 4 years. Kitov may request Dexcel to provide Kitov with the Information or any part thereof at any time, and Dexcel shall provide such requested Information within a reasonable time.

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10.	Addendums; Change Orders

During the course of the Services under the terms of the Agreement, Kitov may require additional services that pertains to the Services but is outside the scope of the SOW. Such additional services will be described and quoted in a separate proposed addendum that references this Agreement. Without derogating from the provisions of Section 5 hereinabove, no changes, deletions or additions to the SOW will be considered valid and bind either of the Parties hereto, without mutual written agreement between Kitov and Dexcel.

11.	Warranties and Undertakings

11.1.	Dexcel makes the following representations, warranties and undertakings to Kitov, with respect to the Services:

11.1.1.	Dexcel is free to provide Kitov, with the Services upon the terms contained in this Agreement and the ancillary documents thereof and there are no contracts and/or restrictive covenants preventing full performance of Dexcel's duties and obligations under this Agreement.

11.1.2.	Dexcel itself or, in the event the Pilot Bio and/or the full Bio is performed by Dexcel’s sub-contractors, Dexcel's subcontractors (that shall be bound by confidentiality obligations substantially similar to those as stipulated in this Agreement) has the requisite facilities, personnel, qualifications, knowledge, and experience to perform the obligations under this Agreement, and Dexcel undertakes to perform the Services under this Agreement in the highest degree of professionalism, and in the highest quality according to industry standards.

11.1.3.	Dexcel shall provide the Services using adequately skilled personnel having the requisite qualifications, knowledge, and experience to perform Dexcel's obligations under this Agreement.

11.1.4.	Dexcel shall provide the Services in compliance with all cGMP requirements, where needed.

11.2.	Dexcel makes the following representations, warranties and undertakings to Kitov, with respect to the Shares:

11.2.1.	Dexcel is aware that the Shares which shall be allocated to them in accordance with the provisions of this Agreement may be subject to the restrictions of a resale in accordance with the provisions of the Securities Law, 5728 - 1968 and the regulations by virtue thereof.

11.2.2.	Except as set forth in this Agreement, there are no agreements, whether in writing or orally, by and between Dexcel and a holder of shares in Kitov or others, pertaining to the purchase or sale of securities of Kitov or pertaining to the voting rights therein.

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11.2.3.	Dexcel undertakes to bear all applicable taxes, including in connection with the issuance of the Shares to Dexcel.

11.3.	Kitov makes the following representations, warranties and undertakings to Dexcel:

11.3.1.	It is a corporation duly organized and validly existing under the laws of the State of Israel with the full power to conduct its affairs as currently conducted and contemplated hereunder. All necessary actions have been taken to enable it to execute and deliver this Agreement and perform its obligations hereunder.

11.3.2.	This Agreement is a valid and binding obligation of Kitov enforceable against both Parties hereto in accordance with its terms. Kitov has the unencumbered right to enter into this Agreement and to fulfill its duties hereunder.

11.3.3.	Other than as expressly set forth otherwise in this Agreement, no approval, consent, order, authorization or license by, giving notice to or taking any other action with respect to, any governmental or regulatory authority is required in connection with the execution and delivery of this Agreement by Kitov and the performance by Kitov of its obligations hereunder.

11.3.4.	With respect to the Kitov Data, Kitov warrants that, as of the Effective Date and to the best of its knowledge: (a) Kitov owns or has the right to license all relevant rights hereunder, (b) it has not received any communications, in writing and/or oral, alleging any interference, infringement, misappropriation, or violation (including any claim that Kitov must license or refrain from using any Intellectual Property Rights of any third party), and (c) it has not received any notice that any proceedings have been instituted or are pending which challenge any rights of Kitov with respect to the Kitov Data.

11.3.5.	Should Kitov have any concern that the License granted hereunder to Dexcel, may violate or breach any third parties' right, Kitov shall immediately update Dexcel in writing of such concern.

11.3.6.	Kitov is well aware that Dexcel, in the framework of providing the Services, will not perform any evaluation of the situation of the Product with respect to third parties’ Intellectual Property Rights and Dexcel makes no representation or warranty that the launching, selling and marketing the Product in any country will not infringe the Intellectual Property Rights of any third party. Kitov hereby declares that it will hold Dexcel, its Affiliates, shareholders, officers, directors, employees and agents harmless for any claims raised from third parties related directly or indirectly from Kitov’s decision on when to import, launch, sell or market the Product in any country.

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11.3.7.	Kitov shall be solely liable that the issuance of the Shares to Dexcel shall be in accordance with the Israeli law and all regulations related thereto (including, without limitations the Israeli Securities Law, 5728-1968, and the regulations related thereto, and the Israeli Stock Exchange regulations (if applicable)).

11.3.8.	The Shares shall be issued to Dexcel, free of any Lien and immediately after the issuance Dexcel will have full and good title to the respective Shares.

11.4.	The representations and warranties made herein shall be true and correct as of the date of execution of this agreement, and shall remain true and correct for the duration of the Agreement. Each Party undertakes to promptly notify the Other Party of any change to any representations and warranties provided hereunder.

12.	Publications

12.1.	Neither Party shall use the name of the other Party or names of the other Party's employees in any advertising, PR or sales promotional material or in any other Publication without the prior consent of the other Party.

12.2.	Dexcel acknowledges that Kitov is a publicly traded corporation and is subject to certain reporting obligations under any applicable laws, and hence Dexcel agrees Kitov has a right to make such Publications as required under any such applicable laws, provide however, that Kitov shall notify Dexcel and provide such Publication in advance to Dexcel, to allow Dexcel to provide comments to such publications that shall be taken into account by Kitov, to the extent that the schedule and the time enable such discovery.

13.	Independent Contractor

The Parties expressly declare and confirm that there shall be no employer-employee relationship between Kitov and Dexcel or any of Dexcel's employees, and/or anyone on Dexcel’s behalf. This Agreement does not create any partnership, joint venture, or agency relationship between the Parties.

14.	Term and Termination.

14.1.	This Agreement will take effect on the Effective Date and shall continue until completion by Dexcel of the Services (the "Term").

14.2.	Either Party may terminate this Agreement if the other Party is in breach of any provisions hereof and the breaching Party fails to remedy any such breach within thirty (30) days of the notice of such breach delivered by the non - breaching Party.

14.3.	This Agreement may be terminated, in whole or in part, by either Party providing ninety (90) days’ written notice to the other Party. In the event of such termination by Dexcel, Dexcel shall fully cooperate with Kitov to transfer all records, formulations, calculations, know-how developed for the Prototypes to a Kitov to a contractor of Kitov's choosing at no cost to Kitov, provided however that Dexcel may retain one copy of the said records for archival purposes and to meet regulatory obligations.

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14.4.	Each Party shall have the right to terminate this Agreement upon the filing or institution of bankruptcy, reorganisation, liquidation, receivership, rehabilitation or freeze order (“hakpa’at halichim”) proceedings with respect to the other Party, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other Party; provided, however, in the case of any involuntary bankruptcy, reorganisation, liquidation, receivership, rehabilitation or freeze order (“hakpa’at halichim”) or assignment proceeding, such right to terminate shall only become effective if such other Party consents to the involuntary proceeding or such proceeding is not dismissed within ninety (90) days after the filing thereof.

14.5.	Termination Consequences

14.5.1.	Following the termination or expiration of this Agreement:

a.	the license relating to Kitov Data, as stipulated in section 8, shall expire,

b.	The Licenses as detailed in sections 8.5 and 8.6 shall survive; and

14.5.2.	The obligation of the Parties contained in Sections 6 (''Confidentiality'') ,7 (''Materials''), 8 ("Intellectual Property") subject to the provisions of section 14.5.1 above, 9 (''Data Archives''), 12 (''Publications''), 14 (''Termination''), 16 (''Indemnification and limitation of Liability''), and 18 (''Miscellaneous'') shall survive the expiration or earlier termination of this Agreement.

14.5.3.	Upon Termination of this Agreement, at the effective date of termination, all sums owed by either Party to the other shall become immediately due and payable on such date, and all amounts paid to Dexcel under this Agreement up to the date of termination shall be considered as non-refundable.

14.5.4.	Upon termination of this Agreement for any other reason, each Party, at the written request of the other Party, shall immediately return to the other Party all materials, reports, updates, documentation, written instructions, notes, memoranda, discs or records or other documentation or physical matter of whatsoever nature or description provided by the other Party, except in the event that such material is owned or licensed by such Party pursuant to the terms of this Agreement, and provided that each Party shall be allowed to retain one copy for archival purposes.

15.	Audit And Visitation Rights

Dexcel agrees to permit Kitov to visit Dexcel's facilities from time to time, during normal business hours and upon reasonable notice to Dexcel, to monitor the progress under the terms of this Agreement. A Reasonable time before a FDA visit in Dexcel's facilities, that is designated to monitor Dexcel's facilities prior to approval of the Product (the ''FDA Visit''), Dexcel shall allow Kitov to audit Dexcel's facilities to ensure their readiness for the FDA Visit.

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16.	Indemnification and limitation of Liability

16.1.	Subject to the provisions of sub-section 1616.4, Kitov agrees to defend, indemnify and hold Dexcel and its Affiliates harmless from and against any and all demands, claims, actions, causes of action, assessments, losses, damages, injuries, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) of Dexcel and its Affiliates, directly related to, arising out of or resulting from

16.1.1.	any breach or failure of or liability under any of the representations, warranties or covenants of Kitov contained herein,

16.1.2.	actual or asserted violations of any applicable law by Kitov or its Affiliates,

16.1.3.	any negligent or wrongful act or omission to act by Kitov or its affiliates in any manner in connection with performance hereunder.

16.2.	Subject to the provisions of sub-sections 1616.4 and 16.5, Dexcel agrees to defend, indemnify and hold Kitov and its Affiliates harmless from and against any and all demands, claims, actions, causes of action, assessments, losses, damages, injuries, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) of Kitov and its Affiliates, directly related to, arising out of or resulting from:

16.2.1.	any breach or failure of or liability under any of the representations, warranties and covenants of Dexcel contained herein,

16.2.2.	actual or asserted violations of any applicable law by Dexcel or any of its affiliates or representatives and

16.2.3.	any negligent or wrongful act or omission to act by Dexcel or its affiliates or representatives in any manner in connection with performance of the Services hereunder.

16.3.	A Party or any of its Affiliates (the “Indemnitee”) that intends to claim indemnification under this Section 16 with respect to any third party claim or action shall promptly notify the other Party (the “Indemnitor”) of any loss, claim, damage, or liability arising out of any third party claim or action in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall assume the defense thereof with counsel of its own choosing; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitor only, if representation of such Indemnitee by the counsel retained by the Indemnitor, in the opinion of an independent counsel chosen by both parties, would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceedings. An Indemnitee shall not be entitled to indemnification under this Section 16 if any settlement or compromise of a third party claim is effected by the Indemnitee without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. An Indemnitee shall not be entitled to indemnification with respect to any third party claim in an amount in excess of the amount which such third party has unequivocally, without other conditions and in writing agreed with the Indemnitor it is willing to accept in settlement or compromise of any such third party claim. An Indemnitor shall not enter into any settlement or compromise of any third party claim or consent to the entry of any judgment or other order with respect to any claim which does not contain, as a part thereof, an unconditional release of the Indemnitee for liability for all loss, cost or damage that may arise from such claim or which does contain any injunctive or other non-monetary relief that might in any way interfere with the future conduct of business by the Indemnitee. The failure by the Indemnitee to deliver notice to the Indemnitor within a reasonable time after the commencement of any such third party claim or action, if materially prejudicial to the Indemnitor’s ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Section 16. An Indemnitee, and its employees, agents and representatives, shall cooperate fully with the Indemnitor and its legal representatives, at the Indemnitor’s expense for out-of-pocket costs, in the investigation of any action, claim or liability covered by this indemnification.

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16.4.	Neither Party shall be liable to the other Party's, indirect or consequential liabilities (including loss of profits, loss of business, depletion of goodwill and similar losses). Subject to and without derogating with the limitation of Dexcel's liability as stipulated in section 16.5, and for the avoidance of doubt, any damages actually incurred by a Party as a result of a third party claim, are not excluded or limited under this Section 16 and shall not be considered as indirect or consequential liabilities.

16.5.	Notwithstanding anything to the contrary in this Agreement, Dexcel's liability for damages shall in no event exceed the amounts received by Dexcel as consideration in accordance with the provisions of this agreement.

16.6.	Dexcel shall maintain comprehensive general liability insurance, including product liability and professional liability insurance, in such amounts as each customarily maintains for similar products and activities. Kitov shall maintain comprehensive general liability insurance, including clinical trial insurance. At the time of entering this agreement, each Party shall be fully insured and shall duly maintain such insurance during the term of this agreement and thereafter for so long as it customarily maintains insurance for itself for similar products and activities. Each Party shall provide the other Party with proof of such insurance upon request.

In the event that Kitov shall perform the Full Bio by itself and (without Dexcel), prior to the commencement of the performance of the Full Bio, Kitov will provide Dexcel an updated certificate of insurance proving Kitov's then existing insurance. Kitov shall update said insurance policies such that the insured amount shall be at least USD 5,000,000 per insurance event. Kitov shall add Dexcel as additional insured to such insurance (i.e. general liability and clinical trial insurance).

17.	Force Majeure

17.1.	If a Party asserts the occurrence of an event of Force Majeure as an excuse for failure to perform such Party's obligations, then the obligations of the parties hereunder shall be suspended for so long as the Force Majeure event renders performance of the Agreement impossible; provided, however, that (a) the nonperforming Party shall timely notify the other Party in writing of the likelihood or actual occurrence of an event of Force Majeure by the nonperforming Party; (b) the nonperforming Party must reasonably prove that it took all commercially reasonable steps to minimize delay or damages caused by such event; and (c) the nonperforming Party substantially fulfilled all non-excused obligations, unless the other Party has notified the nonperforming Party to the contrary.

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17.2.	In the event that such event of Force Majeure continues for a period in excess of sixty (60) days, the parties agree to undertake good faith discussions with a view to reaching some other mutually acceptable and reasonable arrangement for alleviating the effects of such Force Majeure. In the event that the parties are unable to agree on such an arrangement, the other Party shall be entitled to provide immediate written notice of termination to the nonperforming Party.

18.	Miscellaneous.

18.1.	Either Party's failure or delay in enforcing any of the provisions of this Agreement shall not, in any way, be construed as a waiver of any such provisions, or prevent either Party thereafter from enforcing each and every other provision of this Agreement which were previously not enforced;

18.2.	Notices given hereunder including any notifications and approvals pursuant to this Agreement and any ancillary documents thereto, shall be made in writing and addressed to one of the qualified contact persons, detailed in the SOW and shall be deemed to have been duly given on the date of personal delivery, on the date of postmark if mailed by certified or registered mail, or on the date sent by facsimile upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt, addressed as set forth above or such other address as either Party may designate to the other in accordance with the aforesaid procedure;

18.3.	This Agreement, including its attachments, constitutes the entire agreement of the Parties hereto with respect to the subject matters hereof, and supersedes all prior agreements and understandings between the Parties with respect thereto.

18.4.	In any contradiction between the terms and provisions of the SOW and the terms and provisions of the RFP, the terms and provisions of the SOW shall prevail.

18.5.	This Agreement shall not be amended, modified, or varied by any oral agreement or representation other than by a written instrument executed by both Parties by their duly authorized representatives.

18.6.	Neither this Agreement nor any of either Party's rights hereunder, may be assigned or otherwise transferred by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, provided, however, that in the event Kitov is acquired by or merged into a third party, such assignment of rights shall be deemed to have been made to such third party. Any purported assignment in violation of the preceding sentence shall be void. Any permitted assignee shall be deemed to have assumed all obligations of its assignor under this Agreement.

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18.7.	If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

18.8.	The Parties acknowledge that the injury that would be suffered by the other Party as a result of a breach of the provisions of Sections 6 and 8 of this Agreement would be irreparable and that an award of monetary damages for such a breach would be an inadequate remedy. Consequently, either Party has the right, in addition to any other rights it may have, to obtain injunctive relief to restrain any breach or threatened breach or otherwise to specifically enforce any provisions of Sections 6 and 9 of this Agreement, and such Party will not be obligated to post bond or other security in seeking such relief.

18.9.	This Agreement shall be interpreted and enforced exclusively under the laws of the State of Israel, without regard to the conflict of laws provisions thereof. The Parties submit to the exclusive jurisdiction of the competent courts of Tel-Aviv in any dispute related to this Agreement without giving effect to choice of law rules. Notwithstanding the aforesaid, the Parties shall endeavor in good faith to settle amicably any dispute which may arise between them under or in connection to this Agreement.

18.10.	This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same Agreement.

Dexcel Ltd.	Kitov Pharmaceuticals Holdings, Ltd.

By:	/s/ Dan Oren	By:	/s/ Simcha Rock
Name:	Dan Oren	Name:	Simcha Rock
Title:	CEO	Title:	CFO
Date:	March 31, 2014	Date:	April 1, 2014

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Annex A

Statement of Work of solid dosage formulations [****] of Celecoxib and Amoloidpine Besylate[****]

API

1.	APIs analytical methods development.

1.1.	Allocate suppliers of the APIs.
1.2.	Analytical methods development and validation or verification.
1.3.	APIs Release tests.

Formulation Development

2.	Compatibility (API-API and API-Excipeint)

(corresponding to points 1&t 2 in Kitov's RFP)

1.1.	Compatibility of Celecoxib & Amoloidpine Besylate
1.2.	Compatibility of each API & excipients

3.	Development of formulation Prototypes of Celecoxib and Amoloidpine Besylate (the ''Prototypes'') (corresponding to point 3 in Kitov's RFP).

2.1.	Screening of various formulations.
2.2.	Selection of the 2 formulation Prototypes to be developed under the Agreement (the ''Selected Prototypes'').

4.	Prototypes' analytical methods development (including pre-validations)

Development of analytical methods for the formulation Prototypes (in accordance with the ICH guidelines).

5.	Release and stability studies on the Selected Prototypes.

5.1.	Release tests on the Selected Prototypes.
5.2.	Stability studies on the Selected Prototypes (Testing at the following time points: 0, 1, 3, 6 months accelerated, 0, 1, 3, 6, 9, 12 months intermediate, and 0, 1, 3, 6, 9, 12 months long term with 18 and 24 months optional ).

In the event Kitov decides to perform a Pilot Bio : Pilot Bio Decision

Dexcel highly recommends performing the Pilot Bio before the performance of the Full Bio.

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6.	1st Pilot Bio-Studies on the Selected Prototypes.

2 pilot bio-studies (fast and fed conditions) on the highest strength[****] :

Pilot Studies	Strength	Study Design
	[****]	Single Centre, Open-Label, Randomized, Single-Dose, 3-Way Crossover, Pilot Bioequivalence Study, Comparing Two Test Formulations [****] with the Compotator Products (Celebrex [****] and Norvasc [****]) Given in Combination in Healthy Volunteers Under Fasting Conditions
Single Centre, Open-Label, Randomized, Single-Dose, 3-Way Crossover, Pilot Bioequivalence Study, Comparing Two Test Formulations [****] with the Compotator Products (Celebrex [****] and Norvasc [****]) Given in Combination in Healthy Volunteers Under Fed Conditions

7.	Reformulation (if required)

According to the results of the Pilot Bio, fine tuning of the formulations may be necessary. This will be regarded as the "Adjusted Prototype/s".

8.	Release and stability studies on the Adjusted Prototype/s.

8.1. Release tests on the adjusted Prototype.

8.2. Stability studies on the adjusted Prototype (at least 1 month in accelerated conditions).

In the event Kitov decides to perform a Pilot Bio on the Adjusted Prototypes: - 2nd Pilot Bio Decision

Dexcel highly recommends performing the Pilot Bio before the performance of the Full Bio.

9.	2nd Pilot Bio-Studies on the adjusted Prototype/s.

2 pilot bio-studies (fast and fed conditions) on the highest strength ([****]):

Pilot Studies	Strength	Study Design
	[****]	Single Centre, Open-Label, Randomized, Single-Dose, 3-Way Crossover, Pilot Bioequivalence Study, Comparing Two Test Formulations[****] with the Compotator Products (Celebrex [****] and Norvasc [****]) Given in Combination in Healthy Volunteers Under Fasting Conditions
Single Centre, Open-Label, Randomized, Single-Dose, 3-Way Crossover, Pilot Bioequivalence Study, Comparing Two Test Formulations [****] with the Compotator Products (Celebrex [****] and Norvasc [****]) Given in Combination in Healthy Volunteers Under Fed Conditions

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Successful Pilot Bio → Pivotal batch manufacture & Full Bio decision.

Pivotal (registration) batch manufacture, DOE, stability testing and BE study.

10.	Design Of Experiment Studies (DOE) (corresponding to point 6 in Kitov's RFP).

Critical Material Attributes (CMAs) and Critical Process Parameters (CPPs)

will be established using either full design of experiment, or process range findings.

11.	Pivotal batches manufacture (corresponding to point 4 in Kitov's RFP).

11.1. GMP manufacture of three (3) pivotal scale (at least 100,000 units) for each of the [****] strengths [****] equal to a total of [****] batches. API from two vendors for each drug substance will be used in registration stability lot production.

11.2. Packaging of each batch, with two packaging configurations that will be selected by Kitov and that have shown adequate stability results on pilot scale batches (sections 4& 7 hereinabove) additional packages will require additional fees.

12.	Full validation of the analytical methods for the selected prototype ("Product") (corresponding to point 5 in Kitov's RFP).

13.	Release and stability studies for pivotal batches.

(corresponding to point 4 in Kitov's RFP)

Full release of all [****] batches.

Stability studies according to the following:

•	Samples will be stored at 40°C/75% RH , 30°C/65% RH and 25°C/60% RH.
•	Testing at the following time points: 0, 1, 3, 6 months accelerated, 1, 3, 6, 9, 12 months intermediate, and 1, 3, 6, 9, 12, 18, 24, and 36 months long-term.
•	Comparative RLD stability testing
•	ICH- photostability and heat stress stability (Comparable to heat induced forced degradation except in final packaging. For example, 50ºC for two weeks and 70ºC for one week to demonstrate temperature excursions during shipping/handling are unlikely to have an adverse effect on product quality).

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14.	Full Bio study on Pivotal batches

Dexcel highly recommends on having a PIND meeting with the FDA before the Full Bio study in order to understand what are the agency’s requirements from the BE studies.

The requirements should:

•	No. of Full Bio studies required: 2 studies (Fasting and Fed on [****] dose) using 24 - 60 healthy volunteers

Pivotal Studies	[****]	Single Centre, Open-Label, Randomized, Single-Dose, 2-Way Crossover, Pivotal Bioequivalence Study, Comparing One Test Formulations [****] with the Compotator Products (Celebrex [****] and Norvasc [****]) Given in Combination in Healthy Volunteers Under Fasting Conditions.
Single Centre, Open-Label, Randomized, Single-Dose, 2-Way Crossover, Pivotal Bioequivalence Study, Comparing One Test Formulations [****] with the Compotator Products(Celebrex [****] and Norvasc [****]) Given in Combination in Healthy Volunteers Under Fed Conditions

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Annex B

General Cost estimation regarding the Pilot and Full Bio

Pilot Bio studies

The total estimated cost for the 4 Pilot Bio studies (2 in the 1st pilot bio + 2 for the 2nd pilot bio) on the higher dosage [****]: $1,004,000 (cost of each pilot study: $251,000).

Full Bio studies on pivotal batches

No. of Full Bio studies required: 2 (Fasting and Fed studies on the highest [****] dose).

Estimated cost for the Full Bio studies: $1,450,000 (cost of each full bio study: $725,000)

For the avoidance of any doubt, and according to Section 5.2 of the Agreement, the above-mentioned figures are only estimation of costs associated to the Pilot Bio studies and the Full Bio. A formal quote will be presented to Kitov prior to each study. Dexcel shall charge Kitov such quoted cost+12.5%.

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Annex C

TIMETABLE

Milestone No.	Milestone	Time Frame	Comments
Kick Off
1	[****]	[****]months from Kick Off
2	[****]	[****]months from Completion of Milestone 1	[****]
3	[****]	[****]months from Completion of Milestone 2
4	[****]	[****]months from Completion of Milestone 3	[****]
5	[****]	[****]months from Completion of Milestone 4
6	[****]	[****]months from Completion of Milestone 5	[****]

*According to Section 3.4 of the Agreement, in the event that Dexcel shall need to repeat any development stage, not due to Dexcel’s misconduct or omission, the Timetable shall be adjusted and deadlines shall be prolonged in accordance with the duration of the repeated stage of Development.

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